CONVERSION AGREEMENT

This Agreement executed on January 4, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Bojan Cosic (the "Consultant"), with an address at 1590 Adams Ave. #2598, Costa Mesa, CA 92628.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant has rendered his professional services to the Company from July 1, 2004 through December 31, 2004 in accordance with the Consulting Agreement between the Parties, signed on July 1, 2004. The Consultant has rendered 6 (six) invoices to the Company totaling $39,000 (thirty-nine thousand dollars). The Parties hereby agree to convert $39,000 (thirty-nine thousand dollars), the full amount of this obligation of the Company into 39,000 (thirty-nine thousand) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $1.00 per share. The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)                        THE CONSULTANT (BOJAN COSIC)


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Chaslav Radovich                                    Bojan Cosic
President/CEO